UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2014

Commission File No.: 001-33514

TRANSITION THERAPEUTICS INC.

101 College Street, Suite 220, Toronto, Ontario, Canada M5G 1L7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

A copy of the Registrant’s report of voting results for its annual general meeting of shareholders held on December 13, 2013 is furnished herewith and is incorporated by reference into the following Registration Statements:

Registration Statement on Form S-8 No. 333-157279
Registration Statement on Form F-3 No. 333-189879

EXHIBITS

The following information is furnished to the SEC as part of this report on Form 6-K:

Exhibit No.	Document

99.1	Press Release dated September 22, 2014 - Transition Therapeutics to Hold Conference Call on Full Year Fiscal 2014 Financial Results on Thursday, September 25th, at 4:30 P.M. EST

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSITION THERAPEUTICS INC.

Date:	September 22, 2014	By:	/s/ Nicole Rusaw
		Name:	Nicole Rusaw
		Title:	Chief Financial Officer